ARCELORMITTAL 6-K

Exhibit 99.1

ArcelorMittal reports fourth quarter and full year 2023 results

Luxembourg, February 8, 2024 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and twelve-month periods ended December 31, 2023.

2023 key highlights:

Health and safety focus: Protecting employee health and wellbeing remains an overarching priority of the Company; LTIF2 rate of 0.92x in FY 2023 and 0.70x in FY 2022. Performance in 2023 was severely impacted by the tragic Kostenko mine accident on October 28, 2023. The Company has commissioned dss+ to conduct a comprehensive independent Company-wide safety audit of its operations, to identify gaps and strengthen safety actions, processes and culture to help prevent serious accidents. Key recommendations to be published in September 2024

Healthy EBITDA and Free Cashflow: FY 2023 EBITDA of $7.6bn and EBITDA/tonne of $136/t, reflecting structural improvements to profitability. FY 2023 free cash flow (FCF) of $2.9bn7 ($7.6bn net cash provided by operating activities less $4.6bn capex (which includes $1.4bn strategic growth capex) and $0.2bn minority dividends) with 4Q 2023 FCF of $1.8bn ($3.3bn net cash provided by operating activities less $1.5bn capex)

Net income impacted by non-cash non-recurring items: Net income of $0.9bn includes a negative $2.4bn impact related to the disposal of the Kazakhstan operations6 and a $1.4bn impairment of Acciaierie d'Italia (ADI) in Italy16. Adjusting for these items, FY 2023 adjusted net income9 is $4.9bn. FY 2023 basic EPS of $1.09 (adjusted basic EPS9 of $5.78)

Financial strength: Net debt of $2.9bn at the end of 2023 (gross debt of $10.7bn, and cash and cash equivalents of $7.8bn) as compared to $2.2bn at the end of 2022. As of December 31, 2023, the Company had liquidity of $13.2 billion consisting of cash and cash equivalents of $7.8 billion and $5.4 billion of available credit lines13

Share repurchases driving enhanced value: Repurchased 45.4m shares in 202311, bringing the total reduction in fully diluted shares outstanding to 33% since the end of September 20208. Book value per share4 increased to $66 over the last 12 months ROE3 of 8.9%

Priorities:

Growth: following a period of optimization and strategic investment, the Company is on the cusp of a step change in profitability:

•	Strategic investments are estimated to add approximately $1.8bn to EBITDA[14,15] growth by the end of 2026. New projects expected to be commissioned in 2024 include: the cold rolling mill complex at Vega, additional capacity at Serra Azul mine and Barra Mansa (all in Brazil); the first phase of new Electrical Steels capacity in Europe; the first iron ore concentrate in Liberia; 1GW of renewable power capacity in India; and the new EAF at AMNS Calvert (US). In addition, the expansion of the AMNS India Hazira plant to ~15Mt capacity (Phase 1A) is progressing well and on track for completion in 2026 with Phase 1B Hazira capacity expansion to 20Mt planned; plans for expansion to 24Mt (including 1.5Mt long capacity) under preparation
•	Decarbonized steel solutions: Existing capabilities in low-carbon metallics and EAF steel-making provide a unique competitive advantage as we offer an increasingly broad range of low-carbon intensity steel products to our customers. Our XCarb® recycled and renewably[12] produced steel continues to resonate with our customers, most recently exemplified by contracts to supply Vestas and Schneider Electric. Our DRI/EAF projects are progressing through FEED; we have signed contracts for a new 1.1Mt EAF at Gijon which will decarbonize the Long business in Spain, allowing for production of rails and quality wire rods; and a signed Letter of Intent with EDF for a long-term agreement to supply low carbon emissions power for our key French operations
•	Progressive capital allocation: The Company’s defined capital allocation and return policy is working well, allowing the Company to develop and significantly grow its earnings capacity whilst consistently rewarding shareholders. The Board proposes to increase the annual base dividend to shareholders from $0.44/sh in FY 2023 to $0.50/sh (to be paid in 2 equal installments in June 2024 and December 2024), subject to the approval of shareholders at the 2024 AGM. In addition, the Company will continue to return a minimum 50% of post-dividend FCF to shareholders through its share buyback programs

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Sales	14,552	16,616	16,891	68,275	79,844
Operating (loss)/income	(1,980)	1,203	(306)	2,340	10,272
Net (loss)/income attributable to equity holders of the parent	(2,966)	929	261	919	9,302
Adjusted net income attributable to equity holders of the parent[9]	982	929	1,189	4,867	10,611
Basic (loss)/earnings per common share (US$)	(3.57)	1.11	0.30	1.09	10.21
Adjusted basic earnings per common share (US$)[9]	1.18	1.11	1.37	5.78	11.65

Operating (loss)/income/tonne (US$/t)	(149)	88	(24)	42	184
EBITDA	1,266	1,865	1,258	7,558	14,161
EBITDA /tonne (US$/t)	95	136	100	136	253

Crude steel production (Mt)	13.7	15.2	13.2	58.1	59.0
Steel shipments (Mt)	13.3	13.7	12.6	55.6	55.9
Total Group iron ore production (Mt)	10.0	10.7	10.7	42.0	45.3
Iron ore production (Mt) (AMMC and Liberia only)	6.2	6.7	7.5	26.0	28.6
Iron ore shipment (Mt) (AMMC and Liberia only)	6.1	6.3	6.9	26.4	28.0

Weighted average common shares outstanding (in millions)	830	838	865	842	911

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“In October last year we committed to commissioning an independent 3rd party global audit of all our safety related practices and actions. This audit is now underway and I am determined its findings and recommendations, combined with the considerable efforts we are already implementing across the Group, will make us a safer and ultimately accident free company. Every employee in ArcelorMittal is aligned in this goal.

“Turning to our financial performance, our results for the full year reflect the benefits of the structural improvements we have made to our cost base, asset portfolio and balance sheet in recent years. Despite the operating environment becoming increasingly challenging as the year progressed, our profitability per tonne is healthy and well above long-term averages. This highlights the enhanced sustainability we have built into the business, enabling us to generate healthy cash flow to invest for future growth and return attractive levels of capital to our shareholders.

"Looking ahead, there are early signs of a more constructive industry backdrop. This, alongside the progress we are making with our portfolio of strategic growth projects - several of which will complete this year - means the Company will continue to take important steps forward in its drive to be a stronger, more profitable, and of course safer, Company."

Safety and sustainable development

Health and safety

Performance in 2023 was severely impacted by the tragic Kostenko mine accident on October 28, 2023.

In December 2023, ArcelorMittal launched an independent 3rd party global audit that will look at every aspect of the Company’s health and safety practices across the Group. ArcelorMittal's employees are united in their determination to become a zero fatality workplace and this audit will complement the considerable effort already being implemented across the organization to achieve this aim.

The Company-wide audit of safety practices by dss+ has now commenced and will support our pathway to zero serious injuries and fatalities. Recommendations are due to be published in September 2024 and the audit will cover:

•	A comprehensive Fatality Prevention Standards audit for the 3 main occupational risks (crushed by vehicle, crushed by moving machinery & fall from height) leading to serious injuries and fatalities.
•	Expert input into the CTO-led process risk management safety system that will include audits of its highest priority countries and assets (including strategic JVs).
•	Assessment of all health and safety systems, processes, structures, capabilities, governance and assurance processes.

Own personnel and contractors – Lost Time Injury Frequency rate

Lost time injury frequency rate	4Q 23	3Q 23	4Q 22	12M 23	12M 22
NAFTA	0.40	0.09	0.18	0.22	0.25
Brazil	0.18	0.22	0.14	0.26	0.10
Europe	1.45	1.25	1.14	1.30	1.11
ACIS	3.22	1.49	1.07	1.43	0.74
Mining	—	0.19	0.61	0.10	0.84
Total	1.34	0.94	0.86	0.92	0.70

Sustainable development highlights:

•	In Spain, on November 28, 2023, ArcelorMittal announced that contracts have been signed to build a new 1.1Mt EAF in Gijon. Once the EAF is operational (1H 2026), the site will be able to switch to producing low carbon-emissions steel for the long products sector, rails and wire rods, making the site highly competitive, in particular for sectors with stringent carbon criteria for public procurement contracts.
•	In France, on January 15, 2024, a Letter of Intent was signed with EDF for the long-term supply of low carbon electricity to its French steelmaking sites in Dunkirk and Fos-sur-Mer (subject to final approvals for the DRI/EAF project in Dunkirk).
•	ArcelorMittal has seen increasing demand for its low carbon steel – XCarb® recycled and responsibly produced steel.
◦	On November 15, 2023, Schneider Electric and ArcelorMittal announced a partnership to supply XCarb® recycled and renewably produced steel for Schneider Electric’s electrical cabinets and enclosures.
◦	On January 16, 2024, Vestas and ArcelorMittal announced a low carbon partnership and the first project will use XCarb® recycled and renewably produced heavy plate steel for an offshore wind farm, built by Baltic Power in Poland.
•	In India, AM/NS India published their Climate Action report and are targeting a reduction in their emissions intensity of 20% by 2030 (from 2021 levels).
•	Over the course of 2023, ArcelorMittal has also progressed renewable projects in Argentina, India and Brazil, announced plans to build an industrial- scale direct electrolysis plant (Volteron™) and has been advancing smart carbon projects in Ghent and Dunkirk (Carbon Capture and Storage pilots and the Steelanol plant).
•	Following the sale of the Company's assets in Kazakhstan (which represented approximately 16.5% of the Group's scope 1 and scope 2 carbon emissions), the Company no longer owns and operates coal mines.

Analysis of results for the twelve months ended December 31, 2023 versus results for the twelve months ended December 31, 2022

Sales for 12M 2023 decreased by -14.5% to $68.3 billion as compared with $79.8 billion for 12M 2022, primarily due to -13.5% lower average steel selling prices as shipments were relatively stable.

Impairment charges (other than related to the sale of operations in Kazakhstan) for 12M 2023 amounted to $0.1 billion, relating to the Long business of ArcelorMittal South Africa as compared to an impairment charge of $1.0 billion in 12M 2022 related to ArcelorMittal Kryvyi Rih (Ukraine).

Following the sale of the Company's steel and mining operations in Kazakhstan, the Company recorded a $0.9 billion non-cash impairment charge (including $0.2 billion goodwill), and recorded $1.5 billion cumulative translation losses (previously recorded against equity) through the profit and loss.

Operating income for 12M 2023 of $2.3 billion was lower as compared to $10.3 billion in 12M 2022 primarily driven by negative price-cost effect (predominantly on account of -13.5% lower average steel selling prices), impairment charges and impact on disposal of Kazakhstan operations as discussed above.

Income from associates, joint ventures and other investments (excluding impairment) for 12M 2023 was stable at $1.2 billion as compared to $1.3 billion for 12M 2022 supported by higher contributions from AMNS India and Chinese investees.

Impairment of associates, joint ventures and other investments amounted to $1.4 billion for 12M 2023, and related to the impairment of the Company’s investment in Acciaierie d'Italia (ADI) following downward revisions to the expected future cash flows.

ArcelorMittal’s net income for 12M 2023 was $919 million as compared to $9,302 million for 12M 2022. Adjusted net income9 for 12M 2023 was $4.9 billion as compared to $10.6 billion for 12M 2022.

ArcelorMittal’s basic earnings per common share for 12M 2023 was $1.09, as compared to $10.21 for 12M 2022. Adjusted basic earnings per common share (excluding impairment charges and impact on disposal of Kazakhstan operations)9 for 12M 2023 was $5.78 as compared to $11.65 for 12M 2022.

Analysis of results for 4Q 2023 versus 3Q 2023

Sales in 4Q 2023 were -12.4% lower at $14.6 billion as compared to $16.6 billion in 3Q 2023 impacted by lower average steel selling prices (-5.1%) and lower steel shipment volumes (-3.0%).

Impairment charges (other than related to the sale of operations in Kazakhstan) for 4Q 2023 amounted to $0.1 billion related to the Long business of ArcelorMittal South Africa.

Following the sale of the Company's steel and mining operations in Kazakhstan the Company recorded a $0.9 billion non-cash impairment charge (including $0.2 billion goodwill) and recorded $1.5 billion cumulative translation losses (previously recorded against equity) through the profit and loss.

Operating loss for 4Q 2023 was $2.0 billion as compared to an operating income of $1.2 billion in 3Q 2023. The operating loss in 4Q 2023 was impacted by the impairment and impact on disposal of Kazakhstan operations (as discussed above), and also reflected a decline in steel spreads (primarily due to a decline in steel prices) and lower steel shipments.

Income from associates, joint ventures and other investments (excluding impairments) for 4Q 2023 was lower at $188 million as compared to $285 million in 3Q 2023, primarily due to lower contributions from European investees.

Impairments of associates, joint ventures and other investments were $1.4 billion for 4Q 2023, and related to the impairment of the Company’s investment in Acciaierie d'Italia (ADI) following downward revisions to the expected future cash flows.

ArcelorMittal recorded net loss in 4Q 2023 of $2,966 million as compared to a net income of $929 million in 3Q 2023. Adjusted net income9 in 4Q 2023 was $982 million as compared to $929 million in 3Q 2023.

ArcelorMittal's basic loss per common share for 4Q 2023 was $3.57 as compared to an earnings per common share of $1.11 in 3Q 2023. Adjusted basic earnings per common share9 for 4Q 2023 was higher at $1.18 as compared to $1.11 in 3Q 2023.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Sales	2,942	3,188	2,923	12,978	13,774
Operating income	280	520	331	1,917	2,818
Depreciation	(157)	(125)	(127)	(535)	(427)
Exceptional items	—	—	98	—	190
EBITDA	437	645	360	2,452	3,055
Crude steel production (kt)	2,185	2,122	2,025	8,727	8,271
Steel shipments* (kt)	2,590	2,527	2,338	10,564	9,586
Average steel selling price (US$/t)	948	1,043	1,021	1,024	1,215

* NAFTA steel shipments include slabs sourced by the segment from Group companies (mainly the Brazil segment) and sold to the Calvert JV (eliminated in the Group consolidation). These shipments can vary between periods due to slab sourcing mix and timing of vessels. 4Q'23 432kt, 3Q'23 393kt, 4Q'22 272kt, 12M'23 1,660kt and 12M'22 1,173kt

Sales in 4Q 2023 decreased by -7.7% to $2.9 billion, as compared to $3.2 billion in 3Q 2023 primarily on account of lower average steel selling prices (-9.1%) offset in part by higher steel shipments (+2.5%).

Operating income in 4Q 2023 decreased by -46.3% to $280 million as compared to $520 million in 3Q 2023, due to a negative price-cost effect, primarily due to lower average steel selling prices.

EBITDA in 4Q 2023 of $437 million was -32.2% lower as compared to $645 million in 3Q 2023, primarily due to a negative price-cost effect, resulting primarily from lower average steel selling prices.

Brazil10

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Sales	2,709	3,560	2,894	13,163	13,732
Operating income	171	414	302	1,461	2,775
Depreciation	(77)	(87)	(60)	(341)	(246)
EBITDA	248	501	362	1,802	3,021
Crude steel production (kt)	3,533	3,669	2,783	13,986	11,877
Steel shipments (kt)	3,562	3,599	2,639	13,681	11,516
Average steel selling price (US$/t)	852	932	1,036	939	1,114

Since its consolidation on March 9, 2023, ArcelorMittal Pecém has performed strongly, achieving full nameplate production and capturing synergies of ~$0.1 billion, double the pre-acquisition forecast.

Sales in 4Q 2023 decreased by -23.9% to $2.7 billion as compared to $3.6 billion in 3Q 2023, primarily due to a -8.6% decrease in average steel selling prices and translation impacts from the devaluation of the Argentinian peso.

Operating income in 4Q 2023 of $171 million was -58.6% lower as compared to $414 million in 3Q 2023 primarily due to a negative price-cost effect and the devaluation of the Argentinian peso as discussed above.

EBITDA in 4Q 2023 decreased by -50.4% to $248 million as compared to $501 million in 3Q 2023 due to negative price-cost effect and the negative impact of Argentinian peso devaluation (approximately $80 million).

Europe

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Sales	7,990	8,894	10,077	38,305	47,263
Operating income/ (loss)	11	160	(10)	1,104	4,292
Depreciation	(325)	(313)	(316)	(1,241)	(1,268)
Exceptional items	—	—	—	—	(473)
EBITDA	336	473	306	2,345	6,033
Crude steel production (kt)	6,630	7,475	6,956	28,827	31,904
Steel shipments (kt)	6,507	6,538	6,802	28,071	30,182
Average steel selling price (US$/t)	975	1,020	1,085	1,039	1,191

Europe segment crude steel production decreased by -11.3% to 6.6Mt in 4Q 2023 as compared to 7.5Mt in 3Q 2023 impacted by a reline of BF#A at Gent (Belgium) and planned maintenance of BF#2 at Bremen (Germany) both of which restarted in early December 2023 and coupled with production cuts at BF1 in Fos (France). Steel shipments were stable in 4Q 2023 as compared to 3Q 2023 primarily due to continued weak apparent demand driven by destocking and construction-related demand.

Sales in 4Q 2023 declined by -10.2% to $8.0 billion, as compared to $8.9 billion in 3Q 2023, primarily due to -4.4% decrease in average steel selling prices.

Operating income in 4Q 2023 of $11 million as compared to operating income of $160 million in 3Q 2023 mainly due to a negative price-cost effect.

EBITDA in 4Q 2023 of $336 million decreased by -28.9% as compared to $473 million in 3Q 2023, mainly due to a negative price-cost effect.

ACIS

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Sales	1,199	1,389	1,229	5,422	6,368
Operating loss	(2,689)	(92)	(1,198)	(3,021)	(930)
Depreciation	(62)	(71)	(65)	(278)	(369)
Impairment items	(112)	—	(1,026)	(112)	(1,026)
Impact on disposal of Kazakhstan operations	(2,431)	—	—	(2,431)	—
EBITDA	(84)	(21)	(107)	(200)	465
Crude steel production (kt)	1,351	1,925	1,394	6,527	6,949
Steel shipments (kt)	1,323	1,698	1,414	6,018	6,378
Average steel selling price (US$/t)	677	681	720	706	817

On December 7, 2023, the Company completed the sale of its Kazakhstan operations.

On a scope adjusted basis, i.e. excluding Kazakhstan, crude steel production in 4Q 2023 was 0.9Mt, a decrease of -23.1% as compared 3Q 2023 due to maintenance work at ArcelorMittal South Africa. On a scope adjusted basis steel shipments in 4Q 2023 were 0.9Mt, a decrease of -8.1% as compared to 3Q 2023.

Sales in 4Q 2023 declined by -13.7% to $1.2 billion as compared to $1.4 billion in 3Q 2023, primarily due to lower steel shipments, resulting primarily from the disposal of the Kazakhstan operations on December 7, 2023 as mentioned above.

Impairment charges for 4Q 2023 (other than related to the sale of Kazakhstan operations) amounted to $0.1 billion, relating to the Long business of ArcelorMittal South Africa and the impact on disposal of Kazakhstan operations was a loss of $2.4 billion6. The Company is to receive $1.0 billion aggregate proceeds from the sale; consideration of $536 million has been received and a further $450 million is to be received in four equal installments starting 2Q 2024 (with sovereign fund guarantees).

Operating loss in 4Q 2023 of $2,689 million (impacted by impairment and the impact on disposal of Kazakhstan operations) compared to $92 million in 3Q 2023.

EBITDA loss was $84 million in 4Q 2023 as compared to $21 million in 3Q 2023 primarily due to lower steel shipments and average steel selling prices.

Mining

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Sales	764	729	716	3,077	3,396
Operating income	270	275	255	1,144	1,483
Depreciation	(69)	(57)	(57)	(238)	(234)
EBITDA	339	332	312	1,382	1,717

Iron ore production (Mt)	6.2	6.7	7.5	26.0	28.6
Iron ore shipment (Mt)	6.1	6.3	6.9	26.4	28.0

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.

Operating income in 4Q 2023 was -1.7% lower at $270 million as compared to $275 million in 3Q 2023.

EBITDA in 4Q 2023 of $339 million was +2.1% higher as compared to $332 million in 3Q 2023, due to higher iron ore reference prices (+12.8%) offset in part by lower iron ore shipments (-4.1% due in part to the impact of a rail bridge failure in Liberia in early November 2023 as well as lower production at AMMC due to maintenance), higher freight costs and lower quality premia.

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Production (100% basis) (kt)[17]	1,052	1,178	1,014	4,654	4,320
Steel shipments (100% basis) (kt)[17]	1,079	1,063	905	4,469	4,229
EBITDA (100% basis)[17]	90	105	(1)	374	589

Calvert EBITDA during 4Q 2023 of $90 million represented a -14.6% decline as compared to $105 million in 3Q 2023 primarily due to a weaker mix with a lower percentage of higher margin automotive shipments and higher maintenance costs.

AMNS India

(USDm) unless otherwise shown	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Crude steel production (100% basis) (kt)	1,964	1,942	1,624	7,463	6,685
Steel shipments (100% basis) (kt)	1,868	1,874	1,593	7,251	6,470
EBITDA (100% basis)	499	533	162	1,936	1,201

AMNS India achieved record crude steel production in December 2023 reaching 8.1Mt run-rate (close to 8.6Mt capacity debottlenecking target).

The CGL4 line was commissioned in 4Q 2023 which allowed for the launch of the Magnelis product (renewables and solar products) into the market.

EBITDA during 4Q 2023 of $499 million was -6.4% lower as compared to $533 million in 3Q 2023, including a lower impact from natural gas hedges.

Outlook

As anticipated, apparent demand conditions are now showing signs of improvement as the destocking phase reaches maturity. Despite continued headwinds to real demand, World ex-China apparent steel consumption ("ASC") in 2024 is expected to grow by +3.0% to +4.0% as compared to 2023.

ArcelorMittal expects the following demand dynamics by key region:

•	In the US, although real demand growth is expected to remain lackluster due to the lagged impact of higher interest rates, the destocking that impacted apparent demand in 2023 is not expected to continue in 2024. As a result, apparent steel consumption of flat products is expected to grow by +1.5% to +3.5%;
•	In Europe, whilst the Company assumes a marginal decline in real demand, mainly construction, the destocking that impacted apparent demand in 2023 is not expected to continue in 2024. As a result, apparent demand for flat products is expected to improve, with growth within a range of +2.0% to +4.0%;
•	In Brazil, the Company expects a gradual rebound in real steel consumption to support an ASC growth within a range of +0.5% to +2.5%;
•	In India, the Company expects another strong year with apparent steel consumption growth within the range of +6.5% to +8.5%;
•	In China, economic growth is expected to weaken. Despite continued weakness in real estate, the impact of announced stimulus is expected to support offsetting demand growth from infrastructure spending. As a result, steel consumption is expected to be relatively stable/slightly positive (+0% to +2%).

The Company remains positive on the medium/long-term steel demand outlook and, supported by its strong position remains focused on executing its strategy of growth with capital returns.

Capex in 2024 is expected to remain within the $4.5-$5.0 billion range (of which $1.4-$1.5 billion is expected as strategic growth capex).

New segmentation and incorporating the result from investments in associates, joint ventures and other investments into EBITDA from January 1, 2024

Going forward we will report EBITDA including our share of JV and associates net income in order to more fully reflect our growth exposures. EBITDA will be defined as operating income (loss) plus depreciation, impairment charges, exceptional items and income from associates, JV and other investments (excluding impairment charges and exceptional items, if any, of such associates, joint ventures and other investments). The following changes will be made to the Company's segment reporting:

•	The NAFTA segment will be renamed "North America", a core growth region for the ArcelorMittal Group;
•	"India and JVs” will be reported separately as a segment, reflecting the share of net income of AMNS India, VAMA and Calvert as well as the other associates, joint ventures and other investments. India is a high growth vector of the Group and our assets have strategic advantages to grow in line with the market and increase profitability;
•	"Sustainable Solutions" segment will be composed of a number of high-growth, niche, capital light businesses playing an important role in supporting climate action (including renewables, special projects and construction business) which are currently reported within the Europe segment, which will be reported separately;
•	Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ACIS segment will be assigned to an “Others” segment; and
•	No changes to the "Brazil" and "Mining" segments.

These changes will be applied as from January 1, 2024, and will be presented with the earnings release for the first quarter of 2024. The Company will in due course publish historical comparative information for modelling purposes.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Dec 31, 2023	Sept 30, 2023	Dec 31, 2022
ASSETS
Cash and cash equivalents	7,783	6,289	9,414
Trade accounts receivable and other	3,661	4,479	3,839
Inventories	18,759	18,852	20,087
Prepaid expenses and other current assets	3,037	3,505	3,778
Total Current Assets	33,240	33,125	37,118

Goodwill and intangible assets	5,102	4,885	4,903
Property, plant and equipment	33,656	33,494	30,167
Investments in associates and joint ventures	10,078	11,171	10,765
Deferred tax assets	9,469	8,884	8,554
Other assets	2,372	2,180	3,040
Total Assets	93,917	93,739	94,547

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,312	2,310	2,583
Trade accounts payable and other	13,605	12,315	13,532
Accrued expenses and other current liabilities	5,852	5,826	6,283
Total Current Liabilities	21,769	20,451	22,398

Long-term debt, net of current portion	8,369	8,233	9,067
Deferred tax liabilities	2,432	2,573	2,666
Other long-term liabilities	5,279	4,943	4,826
Total Liabilities	37,849	36,200	38,957

Equity attributable to the equity holders of the parent	53,961	55,406	53,152
Non-controlling interests	2,107	2,133	2,438
Total Equity	56,068	57,539	55,590
Total Liabilities and Shareholders’ Equity	93,917	93,739	94,547

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2023	Sept 30, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Sales	14,552	16,616	16,891	68,275	79,844
Depreciation (B)	(703)	(662)	(636)	(2,675)	(2,580)
Impairment items9. 19 (B)	(112)	—	(1,026)	(112)	(1,026)
Exceptional items[9,19] (B)	—	—	98	—	(283)
Impact on disposal of Kazakhstan operations (B)	(2,431)	—	—	(2,431)	—
Operating (loss)income (A)	(1,980)	1,203	(306)	2,340	10,272
Operating margin %	(13.6) %	7.2%	(1.8) %	3.4%	12.9%

Income from associates, joint ventures and other investments (excluding impairments)	188	285	121	1,184	1,317
Impairments of associates, joint ventures and other investments	(1,405)	—	—	(1,405)	—
Net interest expense	(3)	(31)	(72)	(145)	(213)
Foreign exchange and other net financing (loss)/gain	(240)	(224)	449	(714)	(121)
(Loss)income before taxes and non-controlling interests	(3,440)	1,233	192	1,260	11,255
Current tax expense	(128)	(282)	(91)	(1,008)	(2,080)
Deferred tax benefit	582	10	126	770	363
Income tax benefit/(expense) (net)	454	(272)	35	(238)	(1,717)
(Loss)income including non-controlling interests	(2,986)	961	227	1,022	9,538
Non-controlling interests loss(income)	20	(32)	34	(103)	(236)
Net (loss)/income attributable to equity holders of the parent	(2,966)	929	261	919	9,302

Basic (loss)earnings per common share ($)	(3.57)	1.11	0.30	1.09	10.21
Diluted (loss)earnings per common share ($)	(3.57)	1.10	0.30	1.09	10.18

Weighted average common shares outstanding (in millions)	830	838	865	842	911
Diluted weighted average common shares outstanding (in millions)	830	841	868	845	914

OTHER INFORMATION
EBITDA (C = A-B)	1,266	1,865	1,258	7,558	14,161
EBITDA Margin %	8.7%	11.2%	7.4%	11.1%	17.7%

Total Group iron ore production (Mt)	10.0	10.7	10.7	42.0	45.3
Crude steel production (Mt)	13.7	15.2	13.2	58.1	59.0
Steel shipments (Mt)	13.3	13.7	12.6	55.6	55.9

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2023	Sept 30, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2022
Operating activities:
(Loss)/income attributable to equity holders of the parent	(2,966)	929	261	919	9,302
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests (loss)income	(20)	32	(34)	103	236
Depreciation and impairment[19]	815	662	1,662	2,787	3,606
Exceptional items[19]	—	—	(98)	—	283
Impact on disposal of Kazakhstan operations	2,431	—	—	2,431	—
Income from associates, joint ventures and other investments	(188)	(285)	(121)	(1,184)	(1,317)
Impairment of associates, joint ventures and other investments	1,405	—	—	1,405	—
Deferred tax benefit	(582)	(10)	(126)	(770)	(363)
Change in working capital[18]	2,470	(269)	2,412	1,604	(1,223)
Other operating activities (net)	(37)	222	(322)	350	(321)
Net cash provided by operating activities (A)	3,328	1,281	3,634	7,645	10,203
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,450)	(1,165)	(1,500)	(4,613)	(3,468)
Other investing activities (net)	464	187	(33)	(1,235)	(1,015)
Net cash used in investing activities	(986)	(978)	(1,533)	(5,848)	(4,483)
Financing activities:
Net (payments)proceeds relating to payable to banks and long-term debt	(195)	262	1,923	(1,334)	3,283
Dividends paid to ArcelorMittal shareholders	(184)	—	—	(369)	(332)
Dividends paid to minorities (C)	(31)	(66)	(29)	(162)	(331)
Share buyback	(466)	(38)	(288)	(1,208)	(2,937)
Lease payments and other financing activities (net)	(53)	(56)	(28)	(593)	(160)
Net cash (used in) provided by financing activities	(929)	102	1,578	(3,666)	(477)
Net increase(decrease) in cash and cash equivalents	1,413	405	3,679	(1,869)	5,243
Effect of exchange rate changes on cash	128	(85)	656	255	(158)
Change in cash and cash equivalents	1,541	320	4,335	(1,614)	5,085

Free cash flow (D=A+B+C)	1,847	50	2,105	2,870	6,404

Appendix 1: Product shipments by region1

(000'kt)	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Flat	2,028	1,938	1,767	8,220	7,121
Long	709	667	658	2,734	2,739
NAFTA	2,590	2,527	2,338	10,564	9,586
Flat	2,402	2,328	1,514	8,833	6,423
Long	1,171	1,283	1,145	4,905	5,179
Brazil	3,562	3,599	2,639	13,681	11,516
Flat	4,570	4,483	4,751	19,570	21,387
Long	1,840	1,945	1,933	8,001	8,321
Europe	6,507	6,538	6,802	28,071	30,182
CIS	757	1,052	916	3,615	4,221
Africa	570	649	498	2,412	2,160
ACIS	1,323	1,698	1,414	6,018	6,378

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures1

(USDm)	4Q 23	3Q 23	4Q 22	12M 23	12M 22
NAFTA	117	72	201	426	500
Brazil	292	243	341	917	708
Europe	502	409	564	1,612	1,204
ACIS	80	103	151	406	483
Mining	205	207	198	784	488
Others	254	131	45	468	85
Total	1,450	1,165	1,500	4,613	3,468

Appendix 2b: Capital expenditure projects

Segment	Site / unit	Capacity / details	Impact on EBITDA *	Key date / forecast completion
Brazil	ArcelorMittal Vega Do Sul	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanizing line (CGL) combiline	$0.1bn	1H 2024
Brazil	Serra Azul mine	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	$100m	2H 2024
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4Mt/pa	$70m	2H 2024
Brazil	Monlevade	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.25Mt/year	$200m	2H 2026
Europe	Mardyck (France)	New Electrical Steels. Facilities to produce 170kt NGO Electrical Steels (of which 145kt for Auto applications) consisting of annealing and pickling line (APL), reversing mill (REV) and annealing and varnishing (ACL) lines	$100m	2H 2024 (ACL)
Europe	Gijon (Spain)	Construction of a new 1.1Mt EAF to enable the production of low carbon-emissions steel for the long products sector, specifically rails and wire rod	$50m	1H 2026
NAFTA	Las Truchas mine (Mexico)	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	$50m	2H 2025
AMNS Calvert (US)	Calvert**	New 1.5Mt EAF and caster	$85m (our share of net income)	2H 2024
AMNS India	Hazira**	Debottlenecking existing assets; AMNS India medium-term plans are to expand and grow initially to ~15Mt by early 2026 in Hazira (Phase 1A); ongoing downstream projects; Phase 1B to 20Mt planned; plans for expansion to 24Mt (including 1.5Mt long capacity) under preparation; additional greenfield opportunities under development	$0.4bn (our share of net income for Phase 1A and ongoing downstream projects)	1H 2026
Others (India)	Andhra Pradesh (India)	Renewable energy project: 975MW of nominal capacity solar and wind power	$70m	1H 2024
Mining	Liberia mine	Phase 2 premium produce expansion: Increase production capacity to 15Mt/year	$350m	4Q 2024 (first concentrate)

* Estimate of additional EBITDA based on full capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period; ** AMNS India and AMNS Calvert are share of net income

Capital expenditure

FY 2023 capex is $4.6 billion included investments in strategic growth of $1.4 billion. The Company expects strategic projects capex in 2024 of between $1.4-$1.5 billion. Decarbonization capex is expected to increase to between $0.3-$0.4 billion (vs. $0.2 billion in 2023) and capex outside of strategic growth projects and decarbonization is expected to be in the range of $2.8-$3.1 billion.

Appendix 3: Debt repayment schedule as of December 31, 2023

(USD billion)	2024	2025	2026	2027	2028	>2028	Total
Bonds	0.9	1.0	1.1	1.2	—	2.6	6.8
Commercial paper	0.7	—	—	—	—	—	0.7
Other loans	0.7	0.7	0.2	0.5	0.2	0.9	3.2
Total gross debt	2.3	1.7	1.3	1.7	0.2	3.5	10.7

As of December 31, 2023, the average debt maturity is 5.7 years.

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Dec 31, 2023	Sept 30, 2023	Dec 31, 2022
Gross debt	10,681	10,543	11,650
Less: Cash and cash equivalents	(7,783)	(6,289)	(9,414)
Net debt	2,898	4,254	2,236

Net debt / LTM EBITDA	0.4	0.6	0.2

Appendix 5: Adjusted net income and adjusted basic EPS

(USDm)	4Q 23	3Q 23	4Q 22	12M 23	12M 22
Net (loss)income attributable to equity holders of the parent	(2,966)	929	261	919	9,302
Impairment items[5]	(112)	—	(1,026)	(112)	(1,026)
Exceptional items[6]	—	—	98	—	(283)
Impact on disposal of Kazakhstan operations[6]	(2,431)	—	—	(2,431)	—
Impairment of associates, joint ventures and other investments[16]	(1,405)	—	—	(1,405)	—
Adjusted net income	982	929	1,189	4,867	10,611

Weighted average common shares outstanding (in millions)	830	838	865	842	911

Adjusted basic EPS $/share	1.18	1.11	1.37	5.78	11.65

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income(loss): refers to reported net income/(loss) excluding impairment charges and exceptional items (including with respect to the income from associates, JV and other investments), and impact on disposal of Kazakhstan operations.

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: operating results plus depreciation, impairment items and exceptional items and impact on disposal of Kazakhstan operations. As from January 1, 2024, EBITDA will also include income from associates, JV and other investments (excluding impairments).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

FEED: Front End Engineering Design, or FEED, is an engineering and project management approach undertaken before detailed engineering, procurement, and construction. This crucial phase helps manage project risks and thoroughly prepare for the project's execution. It directly follows the pre-feed phase during which the concept is selected, and the feasibility of available options is studied.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments of associates, joint ventures and other investments)

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina captive iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan (till December 7, 2023), Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shares outstanding fully diluted basis: refers to shares outstanding (shares issued less treasury shares) plus shares underlying Mandatorily Convertible Subordinated Notes ("MCNs") which were converted into shares in May 2023.

Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal also presents Equity book value per share and ROE as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. The definition of EBITDA has been revised in this earnings release to split out the impairment charges and exceptional items of the Kazakhstan disposal because the Company believes this presentation provides more clarity with respect to the impacts of this disposal. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income(loss) and adjusted basic earnings per share as it believes these are useful measures for the underlying business performance excluding impairment items, exceptional items. The definition of adjusted net income has been revised as for EBITDA to split out the impairment charges and exceptional items of the Kazakhstan disposal for the same reason as for EBITDA and also to clarify that impairment charges and exceptional items of associates, joint ventures and other investments are excluded from this alternative performance measure. The Company’s guidance as to additional EBITDA estimated to be generated from certain projects, free cash flow, cash taxes and its working capital release (or the change in working capital included in net cash provided by operating activities) for 2023 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS.
2.	LTIF refers to lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors. LTIF figures: 12M 2023 0.92 and 12M 2022 0.70.
3.	ROE refers to "Return on Equity" which is calculated as trailing twelve-month adjusted net income (excluding impairment charges and exceptional items) attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. 2023 ROE of 8.9% ($4.9 billion / $54.4 billion). 2022 ROE of 20.3% ($10.6 billion / $52.3 billion).
4.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 4Q 2023 total equity of $54.0 billion divided by 819 million shares outstanding equals $66/sh. 3Q 2023 total equity of $55.4 billion divided by 838 million diluted shares outstanding equals $66/sh.
5.	Impairment charge for 12M 2023 (excluding that related to the sale of operations in Kazakhstan) amounted to $0.1 billion, related to the Long business of ArcelorMittal South Africa. Impairment charge of $1.0 billion in 12M 2022 related to ArcelorMittal Kryvyi Rih (Ukraine).
6.	Exceptional items for 12M 2023 (excluding that related to the sale of operations in Kazakhstan) were nil. Exceptional items for 12M 2022 of $0.3 billion included non-cash inventory related provisions partially offset by gains related to the acquisition of the Hot Briquetted Iron (‘HBI’) plant in Texas and the settlement of a claim by ArcelorMittal for a breach of a supply contract. Following the sale of the Company's steel and mining operations in Kazakhstan the Company recorded a $0.9 billion non-cash impairment charge (including $0.2 billion goodwill), and recorded $1.5 billion cumulative translation losses (previously recorded against equity) through the Consolidated Statements of Operations.
7.	FY 2022 FCF of $6.4 billion ($10.2 billion net cash provided by operating activities less capex of $3.5 billion less minority dividends of $0.3 billion).
8.	September 30, 2020, was the inception date of the ongoing share buyback programs.
9.	See Appendix 5 for reconciliation of adjusted net income and adjusted basic EPS.
10.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it has completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion. CSP has since been renamed ArcelorMittal Pecém and is a world-class operation, producing high-quality slab at a globally competitive cost. Its facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large-scale, deep-water port located 10 kilometers from the plant. The acquisition offers significant operational and financial synergies and brings with it the potential for further expansions, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity. Given its location, ArcelorMittal Pecém also presents an opportunity to create a new low-carbon steelmaking hub, capitalizing on the state of Ceará’s ambition to develop a low-cost green hydrogen hub in Pecém.
11.	Company has repurchased 45.4 million shares during 12M 2023 including 26.3 million shares from the current 85 million share buy back program.

12.	XCarb® is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb® brand, we have launched three XCarb® initiatives: the XCarb® innovation fund, XCarb® green steel certificates and XCarb® recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
13.	On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility ("RCF"), with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024 for an available amount of $5.4 billion. After the extension the remaining $0.1 billion remained with a maturity of December 19, 2023 and has hence expired. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. On December 20, 2022, the RCF was amended as part of the transition from Libor to risk free rates. Loans in USD are now based on Term SOFR instead of Libor. As of December 31, 2023, the $5.4 billion revolving credit facility was fully available.
14.	Estimate of additional contribution to EBITDA, based on assumptions once ramped up to capacity and assuming prices/spreads generally in line with the averages of the 2015-2020 period. The $1.8 billion total also includes the expected share of net income from key strategic growth projects in AMNS India and Calvert (US).
15.	New segmentation from January 1, 2024: In order to better reflect the business profile and external understanding of its geographical and market exposures, the Company will going forward refer to EBITDA (defined as operating income (loss) plus depreciation, impairment items and exceptional items and income from associates, joint ventures and other investments (excluding impairments and exceptional items if any, of associates, joint ventures and other investments). The following changes will be made to the Company's reporting: a) The NAFTA segment will be renamed "North America", a core growth region for the ArcelorMittal Group; b) "India and JVs” will be reported separately as a segment, reflecting the share of net income (excluding impairment charges) of AMNS India, VAMA and Calvert as well as the other associates, joint ventures and other investments. India is a high growth vector of the Group and we believe our assets have strategic advantages to grow in line with the market and increase profitability; c) "Sustainable Solutions" segment will be composed of a number of high-growth, niche, capital light businesses playing an important role in supporting climate action (including renewables, special projects and construction business) which are currently reported within the Europe segment, will be reported separately; d) Following the sale of the Company’s operations in Kazakhstan, the remaining parts of the former ACIS segment will be assigned to an “Others” segment; and e) No changes to the "Brazil" and "Mining" segments. These changes will be applied as from January 1, 2024 and will be presented with the earnings release for the first quarter of 2024. The Company will in due course publish historical comparative information for modelling purposes.
16.	Impairments of associates, joint ventures and other investments were $1.4 billion for 12M 2023, and relate to the impairment of the Company’s investment in Acciaierie d'Italia (ADI) following downward revisions to the expected future cash flows.
17.	Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel slabs. Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal Group entities and third parties, including stainless steel products. EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.
18.	Net cash provided by operating activities in 4Q 2023 was $3,328 million, and includes a working capital release of $2,470 million as compared to an investment of $269 million, driven primarily by lower accounts receivable (due to lower prices and lower volumes, including the impact of normal seasonality at year end), and lower inventories (primarily due to reduced inventory volumes). The Company released a total of $1,604 million in working capital in the calendar year 2023.
19.	Excluding impact on disposal of Kazakhstan operations.

Fourth quarter 2023 earnings analyst conference call

Mr. Lakshmi Mittal and Aditya Mittal will host a conference call for members of the investment community to present and comment on the three-month period and twelve month periods ended December 31, 2023 on: Thursday February 8, 2024, at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

Webcast link: https://interface.eviscomedia.com/player/1154/

VIP Connect Conference Call:

Participants may pre-register and will receive dedicated dial-in details to easily and quickly access the call:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=2729640&linkSecurityString=59ba86ec0

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2023, ArcelorMittal had revenues of $68.3 billion and crude steel production of 58.1 million metric tonnes, while iron ore production reached 42.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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